Exhibit 21.1

Name of Subsidiaries	Place of Incorporation
Microvast, Inc.	Delaware, USA
Microvast Power Solutions, Inc.	Texas, USA
Microvast Power Systems Co., Ltd.	Huzhou, PRC
Microvast Power Systems UK Limited	Cardiff, UK
Microvast GmbH	Germany
Huzhou Hongwei New Energy Automobile Co., Ltd.	Huzhou, PRC
Huzhou Microvast Electric Vehicle Sales Service, Ltd.	Huzhou, PRC
Microvast Energy, Inc.	Colorado, USA
Microvast Advanced Membrane, Inc.	Delaware, USA
Microvast Advanced Materials, Inc.	Delaware, USA
Microvast Precision Works Co., Ltd	Huzhou, PRC
Angtai(Zhejiang) Engineering Construction Co. Ltd.	Huzhou, PRC